UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CV THERAPEUTICS, INC.

(Name of Subject Company)

CV THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

126667104

(CUSIP Number of Class of Securities)

Tricia Borga Suvari

Senior Vice President and General Counsel

3172 Porter Drive, Palo Alto, CA 94304

(650) 348-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan C. Mendelson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025-3656 (650) 328-4600	Barry A. Bryer Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 18, 2009 (as amended from time to time, the “Schedule 14D-9”) by CV Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Apex Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Gilead (“Acquisition Sub”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (collectively, the “Shares”) at a price of $20.00 per Share, net to the holder thereof in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2009 and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph on page 35 of the Schedule 14D-9 after the first paragraph under the subheading “Other.” under the heading “Litigation and Proxy Solicitation.”:

“On March 19, 2009, a plaintiff filed a purported shareholder class action complaint in the Superior Court of the State of California, Santa Clara County. The complaint, captioned Superior Partners v. Lange et al., names as defendants the members of the Board of Directors, as well as the Company, Gilead and Acquisition Sub. The plaintiff claims that the Company’s directors breached their fiduciary duties to the Company’s stockholders and that all defendants except Gilead breached their fiduciary duty of disclosure. The plaintiff further claims that Gilead aided and abetted the purported breach of fiduciary duty. In support of the plaintiff’s claims, the complaint alleges that the proposed transaction between the Company and Gilead involves an inadequate sales process, conflicts of interest and inadequate disclosure in the Schedule 14D-9. The complaint seeks compensatory and/or rescissory damages, as well as attorneys and other fees and costs, in addition to seeking other relief. On March 20, 2009, the plaintiff filed a motion seeking a temporary restraining order enjoining the Offer. A hearing on the plaintiff’s motion is currently scheduled for March 27, 2009. The foregoing description of the Superior Partners v. Lange et al. complaint is qualified in its entirety by reference to the complaint, which is included as Exhibit (a)(9) to this Schedule 14D-9 and incorporated herein by reference. The Company believes the plaintiff’s allegations lack merit and will contest them vigorously.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(9) Complaint captioned Superior Partners v. Lange et al., filed March 19, 2009 in the Superior Court of the State of California, Santa Clara County.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CV THERAPEUTICS, INC.

By:	/s/ TRICIA BORGA SUVARI
Name:	Tricia Borga Suvari
Title:	Senior Vice President and General Counsel

Dated: March 24, 2009

INDEX TO EXHIBITS

(a)(9) Complaint captioned Superior Partners v. Lange et al., filed March 19, 2009 in the Superior Court of the State of California, Santa Clara County.